Exhibit 99.1

CI Financial Completes Acquisition of San Diego RIA Dowling & Yahnke

TORONTO--(BUSINESS WIRE)--June 30, 2021--CI Financial Corp. (“CI”) (TSX:CIX; NYSE:CIXX) today announced it has completed its acquisition of Dowling & Yahnke, LLC (“D&Y”), a San Diego-based wealth manager with approximately US$5.1 billion in assets.

The acquisition, which was first announced in May 2021, adds one of the country’s leading registered investment advisors (“RIAs”) to the CI group and significantly expands CI’s presence in the key California market. It also increases CI’s U.S. assets to more than US$65 billion and total assets to approximately US$244 billion.

“Our mission is to build the leading private wealth platform in the United States through a network of the highest-quality RIAs,” said Kurt MacAlpine, Chief Executive Officer of CI Financial. “Dowling & Yahnke has a strong and growing business, a dedicated, expert team, and a track record of delivering superior service – exemplifying the type of RIA that has joined forces with us.”

D&Y, founded in 1991, serves over 1,300 clients and provides comprehensive financial and investment management services to individuals, families and non-profits. The firm’s accolades include being named to the FT 300 Top Registered Investment Advisors list every year since the list’s inception in 2014. Chief Executive Officer Dale Yahnke was ranked No. 23 on the Barron’s 2020 list of Top 100 Independent Financial Advisors, the 14th time he has made the list, and he was named to the Barron’s Advisor Hall of Fame in 2019.

Since entering the U.S. RIA sector in January 2020, CI has completed or announced 19 acquisitions, (including acquisitions by CI-affiliated RIAs), making it one of the country’s fastest-growing wealth management platforms. Most recently, on June 28, 2021, CI announced an agreement to acquire Radnor Financial Advisors (“Radnor”), an RIA based in Wayne, PA, with approximately US$2.6 billion in assets. That transaction, which is scheduled to close next quarter, is expected to increase CI’s U.S. assets to approximately US$68 billion and total assets to US$247 billion.

All asset amounts are as at May 31, 2021.

About CI Financial
CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$288.3 billion (US$239.0 billion) in client assets as of May 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

The FT 300 assesses registered investment advisors based on desirable traits for investors and presents the FT 300 as an elite group, not a competitive ranking of one to 300. RIAs must complete an application to be considered. The formula the FT uses to grade advisors is based on six broad factors and calculates a numeric score for each advisor. Areas of consideration include AUM, asset growth, the company’s age, industry certifications of key employees, SEC compliance record and online accessibility.

The Barron’s advisor ranking reflects the volume of assets overseen by the advisors and their teams, revenues generated for the firms, and the quality of the advisors’ practices. Barron’s requested D&Y to apply for the ranking. The information for the ranking was compiled by the advisor and may or may not be verified by Barron’s. It is unknown as to the number of applicants considered for the ranking and the percentage of applicants that made the ranking. The award should not be viewed as representative of any one client’s experience and should not be taken as an indication of performance by D&Y and any of its clients. While D&Y did not pay a fee to apply for the award, the firm does purchase goods or services from the publisher of the award (such as subscriptions to the publication, reprints of the ranking, and payment to be included in other Barron’s-published lists). Barron’s Hall of Fame is an award honoring a group of advisors who exemplify long-term success and commitment to their clients. Each member of the Hall of Fame has appeared in 10 or more of Barron’s annual Top 100 Advisor rankings.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Radnor will be completed and its asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com